UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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OMB Number 3235-0123
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SEC FILE NUMBER
8-70709

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __P2 Corporate Finance LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__964 Eulalia Road NE, Suite 2__
                                       (No. and Street)

Atlanta	Georgia	30319
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Elizondo	(770) 608-7740	pelizondo@p2bank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__David Lundgren & Company CPAs__
(Name – if individual, state last, first, and middle name)

505 North MurLen Road	Olathe	Kansas	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Paul Elizondo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of P2Corporate Finance LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

CRISTIAN JACKSON NOTARY PUBLIC DEKALB COUNTY, GEORGIA

This filingcontains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

P2 CORPORATE FINANCE, LLC

Statement of Financial Condition
For the year ended December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

The accompanying notes are an integral part of these financial statements.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of P2 Corporate Finance, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of P2 Corporate Finance, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of P2 Corporate Finance, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of P2 Corporate Finance, LLC's management. Our responsibility is to express an opinion on P2 Corporate Finance, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to P2 Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as P2 Corporate Finance, LLC's auditor since 2022.

Olathe, Kansas
April 1, 2025

P2 CORPORATE FINANCE, LLC
Statement of Financial Condition
As of December 31, 2024

ASSETS		
Cash	$	18,849
Accounts receivable		5,000
Securities owned, at fair value		50,000
Prepaid deposits and expenses		18,387
Equipment, net		1,969
TOTAL ASSETS	$	94,205
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Commissions payable		2,000
Accounts payable, accrued expenses and other liabilities		8,976
TOTAL LIABILITIES	$	10,976
Commitments and contingencies		-
MEMBER'S EQUITY		83,229
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	94,205

The accompanying notes are an integral part of these financial statements.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

1. **Organization and Nature of Business**

P2 Corporate Finance, LLC (the Company), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of P2 IB Holding, LLC (Parent). The company's primary business activities include acting as an investment banker in public and private placement transactions, mergers and acquisitions (M&A), and providing strategic advice to its corporate clients, all within a single line of business.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2024 and is not necessarily indicative of the results for any future period.

Use of Estimates

In accordance with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts, which may, at times, exceed federally insured limits. These accounts are monitored regularly, and the Company does not expect to incur any losses. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. Cash is securely held in an account at a depository bank, insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2024, the Company's cash deposits remained within the FDIC-insured limit, reducing credit risk associated with its cash holdings and the Company had no cash equivalents.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2024 financial statements.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

2. **Significant Accounting and Reporting Policies, continued**

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Equipment

Equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

Accounts Receivable

The Company may occasionally have accounts receivable associated with agreements executed with independent external parties. Under certain circumstances, discernment is crucial in establishing the suitable timing and measurement of progress for revenue recognition within a particular contract. Consequently, the Company conducts regular assessments of its customers' financial conditions and monitors the delinquency status of accounts receivable to assess the risk of non-payment.

To address potential collectability issues, anticipated losses resulting from customers who may default on their payment obligations is recorded in allowance for doubtful accounts. If, after reasonable efforts, amounts remain uncollected, the Company writes off these receivables, recording bad debt expense. The allowance and write-offs are reviewed periodically and adjusted as necessary based on updated information about the collectability of accounts.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no provision for federal or state income taxes has been included in the accompanying financial statements.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

2. **Significant Accounting and Reporting Policies, continued**

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current period. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Management has concluded that there are no tax obligations stemming from unacknowledged tax benefits associated with uncertain income tax positions taken or anticipated for the year ended December 31, 2024. Any tax returns for the years ended December 31, 2021 and thereafter remain open and are therefore subject to audit by the taxing authorities. No income tax returns are currently under examination.

Recent Adoption of New Accounting Standards

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2024. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. See Note 9 for further discussion regarding the newly adopted standard.

3. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses signify advance payments made for forthcoming goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2024, the Company's prepaid deposits and expenses amounted to $18,387 and this figure is disclosed in the Statement of Financial Condition.

4. **Accounts Receivable**

As of December 31, 2024, the Company had $5,000 in accounts receivable related to fulfilled contracts with clients. These receivables represent amounts due for services provided in connection with investment banking activities and other advisory services. The Company expects to collect these amounts within the normal course of business.

5. **Equipment, net**

The following is a summary of equipment as of December 31, 2024:

Equipment, net	2024
Computer equipment	$ 5,625
Accumulated depreciation	(3,656)
Total equipment, net	$ 1,969

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

6. **Securities Owned, at fair value**

Cash and cash equivalents values closely approximate fair value due to their short-term and highly liquid nature. Warrants are valued based on unobservable inputs, reflecting the Company's best estimate of their fair value. The valuation is subject to change based on market conditions and other relevant factors. The Company periodically reviews the fair value of these assets and adjusts the carrying value as necessary.

The table below illustrates the Company's fair value hierarchy as of December 31, 2024, for assets carried at cost in the Statement of Financial Condition.

	Fair Value Measurement		
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Investments	Level 1	Level 2	Level 3
Cash	$ 18,849	$ -	$ -
Warrant	-	-	50,000
Total investments at fair value	**$ 18,849**	**$ -**	**$ 50,000**

7. **Related Parties**

The Company, a wholly-owned subsidiary of P2 IB Holding, LLC (Parent), has an expense-sharing agreement with the Parent under which it receives a monthly allocation of occupancy and internet services expenses incurred by the Parent on its behalf. The agreement operates on a month-to-month basis and can be terminated by either party.

In 2024, the Company also received a non-cash contribution of $4,500 in the form of forgiveness for related expenses. As of December 31, 2024, there were no outstanding amounts owed to the third party under this agreement.

8. **Restrictions on Contributed Capital**

During the period ending December 31, 2024, the Company received capital contributions from the Parent totaling $114,550, of which $4,500 was a non-cash contribution (as detailed in Note 7 above). In accordance with regulatory guidelines, equity capital cannot be withdrawn within one year of the contribution date without written authorization from FINRA; however, the Company retains the right to withdraw any profits earned during this restricted period.

9. **Net Capital and Reserve Requirements**

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The ration of aggregate indebtedness to net capital cannot exceed 1500%.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

9. **Net Capital and Reserve Requirements, continued**

Additionally, the Rule prohibits the Company from engaging in securities transactions if its net capital falls below $5,000, and restricts the withdrawal of equity capital or the payment of cash dividends if the aggregate indebtedness exceeds 1,000% of net capital.

At December 31, 2024, the Company had net capital of $9,873 which was $4,873 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 111.17%.

Reserve Requirements

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

10. **Segment Reporting**

The Company operates as a securities broker-dealer in a single line of business, offering a range of services within the securities brokerage sector. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented.

11. **Subordinated Liabilities**

As of December 31, 2024, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

12. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2024, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

P2 CORPORATE FINANCE, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

13. **Risk Factors**

Credit risk associated with outstanding receivables with customers constitutes the potential hazard of nonpayment by the counterparty. In the realm of financial transactions, the company is exposed to the risk that its counterparties may fail to fulfill their payment obligations. To proactively manage this risk, the Company maintains regular communications with its customers to assess their financial stability and monitors the status of outstanding receivables to evaluate the risk of non-payment.

14. **Subsequent Events**

The Company reported net capital deficiencies in Q1-2025, prior to the release of these financial statements. These deficiencies occurred after the balance sheet date of December 31, 2024, and are therefore considered a subsequent event. The Company's ability to continue operations is dependent on generating additional revenue or receiving further capital contributions from its Parent.

Management has evaluated all events and transactions occurring subsequent to December 31, 2024, through the date of issuance of these financial statements, and has determined that there were no other material subsequent events that require recognition or additional disclosure in these financial statements.